July 5, 2005

Securities and Exchange Commission
Attn: Rufus Decker, Branch Chief
Washington, DC 20549-0510

RE:	The Allied Defense Group, Inc. — Form 10-K for the Year Ended December 31, 2004 Form 10-Q for the period ended March 31, 2005 File No. 1-11376

Dear Mr. Decker:

In response to the Commission’s letter dated June 21, 2005, The Allied Defense Group, Inc. (the “Company”) is providing the following responses to the Commission’s request for additional information regarding our Form 10-K filing for the year ended December 31, 2004 and our Form 10-Q for the period ended March 31, 2005.

Enclosed are the Commission’s inquiries and the Company’s responses which have been numbered to correspond to the paragraph numbers contained in the June 21, 2005 letter.

The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me (703) 847-5268 should there be any further questions.

Sincerely,

Charles A. Hasper
Chief Financial Officer & Treasurer

Comment Applicable To Your Overall Filing
1.	SEC Comment
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Allied
We agree with the SEC that all revised disclosures should be handled on a prospective basis. Our proposed revisions will be set forth under the caption “Revised Disclosure in Future Filings.” New language proposed to address the Staff’s comments will be underlined or shown in RED to highlight the relevant language. Any related explanations or comments will be set forth under the caption “Allied.”

Consolidated Statements of Stockholders’ Equity, page F-10
2.	SEC Comment
We have reviewed your response to comment six from our letter dated May 25, 2005. It is unclear from your response whether you intend to revise your disclosure to include accumulated balances for each classification of accumulated other comprehensive income or to continue your current practice of disclosing only the components of changes. Please advise.

Allied
We intend to revise our disclosure to include accumulated balances for each classification of accumulated other comprehensive income in a footnote to the financial statements as required by paragraph 26 of SFAS 130.

Revised Disclosure in Future Filings

	Retained Earnings	Accumulated other comprehensive income		Total
		Currency
		translation	Cash flow
		adjustment	hedges
December 31, 2003	$75,495	$16,197	$—	$91,692
Comprehensive loss
Net loss	(2,865)
Currency translation adjustment	—	(2,161)
Comprehensive loss	—	—	—	(5,026)

March 31, 2004	$72,630	$14,036	$—	$86,666

December 31, 2004	$78,013	$24,841	$—	$102,854
Comprehensive loss
Net loss	(3,393)
Currency translation adjustment		(5,006)
Change in fair value of cash flow hedges, net of tax	—		(355)
Comprehensive loss	—	—	—	(8,754)

March 31, 2005	$74,620	$19,835	$(355)	$94,100

Statement of Cash Flows, page F-11
3.	SEC Comment

We have read your response to comment seven from our letter dated May 25, 2005. Although we understand your explanation with respect to the classification of restricted cash flows associated with your senior loan facility, it is unclear why activity related to performance bonds and advance payment guarantees would not be properly classified as operating cash flows. Please provide us with additional explanation, including references to authoritative literature where appropriate, to help us understand the basis for your presentation. Please refer to paragraph 18 of SFAS 95.

Allied
Based on our assessment, we have determined that restricted cash flows associated with performance bonds and advance payment guarantees should be classified as operating activities and will revise our cash flow statement in accordance with SFAS 95. See revised disclosure below.

Revised Disclosure in Future Filings Statement of Cash Flows

	2004	2003	2002
Cash flows from operating activities
Net earnings for the year	$2,518	$3,928	$20,894
Adjustments to reconcile net earnings to net cash from (used in) continuing operating activities
Depreciation and amortization	4,551	4,037	3,322
Unrealized losses (gains) on forward contracts	4,217	1,233	(17,165)
Gain on sale of fixed assets	(44)	(18)	—
Deferred income taxes	(1,584)	3,384	6,629
Provision for estimated losses on contracts	661	255	282
Amortization of debt issue costs and conversion feature	179	243	—
Common stock awards	106	111	651
Changes in assets and liabilities
Restricted cash and restricted deposits	2,893	(5,807)	(775)
Accounts receivable	(10,246)	2,305	(2,572)
Cost and accrued earnings on uncompleted contracts	25,635	(830)	(29,570)
Inventories	(4,090)	(1,392)	(3,309)
Prepaid expenses and other assets	1,275	(1,609)	532
Accounts payable and accrued liabilities	(22,442)	21,488	18,801
Customer deposits	3,100	(928)	993
Deferred compensation	521	672	300
Income taxes	(370)	(2,188)	455

	4,362	20,956	(21,426)

Net cash provided by operating activities	6,880	24,884	(532)

Cash flows from (used in) financing activities
Net (decrease) increase in short-term borrowings	(14,013)	5,780	3,245
Proceeds from convertible subordinated debenture	—	—	7,500
Principal payments on long-term debt and debenture	(8,279)	(2,343)	(1,486)
Proceeds from issuance of long-term debt	4,781	1,989	2,796
Debt issue costs	(860)	—	(158)
Proceeds from stock purchases	261	152	169
Option exercises	348	765	62
Restricted cash and restricted deposits	2,000	—	—

Net cash (used in) provided by financing activities	(15,762)	6,343	12,128

Note H — Goodwill, page F-23
4.	SEC Comment

We have read your response to comment 14 from our letter dated May 25, 2005. Please provide us with a copy of your December 31, 2004 discounted cash flow and goodwill impairment analyses for the environment safety, and software training and simulation segments.

Allied
See have enclosed a copy of our December 31, 2004 discounted cash flow and goodwill impairment analyses for the environment safety, and software training and simulation segments. When you have completed your review, please return the analyses in the self-addressed, postage paid envelope.

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